Filed by The Higashi-Nippon Bank, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated October 16, 2015

The 149th Ordinary General Meeting of Shareholders
Statement by the President
June 25, 2015

The Higashi-Nippon Bank, Limited (“HNB”) resolved at its meeting of board of directors held on November 14, 2014 to enter into a basic agreement with The Bank of Yokohama, Ltd. (“BOY”) concerning the establishment of a bank holding company through a joint share transfer and to proceed with discussion and consideration of a business integration, and entered into the basic agreement on the same day.  After executing the basic agreement, the two banks jointly established an integration preparatory committee and are vigorously proceeding with the preparations towards the execution of a definitive agreement concerning the business integration scheduled for September 2015 and the establishment and listing of the bank holding company scheduled for April 2016.  Once the two banks reach the stage of executing the definitive agreement in September, I would like to give you as concretely as possible the post-integration corporate vision to be pursued by the new financial group that will be created by the proposed business integration.

Basic principle of the new financial group to be created by the business integration will be to aim to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.  Given that, HNB is committed to achieving, through the proposed business integration, further improvement of financial services that employ synergies of integration in the metropolitan area around Tokyo without changing its unique face-to-face sales activities that is one of its characteristics.

I would like to ask for shareholders’ understanding and support for the proposed business integration, and to take this opportunity to explain my thoughts concerning the proposed business integration.

First, “why did HNB move towards the business integration at this time when its business is performing well?”

HNB has been reporting stable profits in recent fiscal years, securing profit margins that are higher than those of regional banks in the surrounding areas and paying annual dividend of eight yen, which is relatively high among regional banks.  However, because regional banks in the surrounding area leveraging lower interest rates have expanded into Tokyo and the metropolitan area where HNB is based, interest rates on loans are likely to further decline.  Furthermore, due to competition with megabanks, regional banks based in Tokyo generally have difficulties raising stable funds from liquid deposits that bear lower interest rates, and therefore, the cost of procuring funds tend to be higher than those of regional banks in other regions.  For these reasons, profit margins are expected to decline even further.  In order to compensate for such profit margin erosion, HNB has been making an all-out effort to increase the volume of loans to medium and small-business and acquire liquid deposits, as well as to expand loans to individual customers and earn greater fee and commission income, which have been its challenges.

However, when looking toward HNB’s growth and development from a medium- and long-term perspective, it is important to make proactive moves to overcome these structural challenges and be forward-looking, taking full advantage of the favorable business base in Tokyo.  In order to do so, I have made a management decision that it would be preferable to carry out a business integration with an appropriate partner with whom HNB could build a complementary relationship.

Second, “then why did HNB choose BOY?”

Despite both BOY and HNB being based in the metropolitan area around Tokyo and Kanagawa that constitute a unified economic block, there is not much competition or overlap between the two banks in sales areas, customer base and areas of strength.  The two banks have come to realize that they would be able to establish a complementary and collaborative relationship relatively easily by allying with each other, producing substantial synergies from integration.

In particular, through the combination of BOY’s capability to raise funds stably at low-interest rates supported by its strong brand power in Kanagawa and HNB’s lending capability focused in Tokyo that is its strength, the combined group can expect to considerably enhance its financial intermediation capacity.  Furthermore, by utilizing various know-how held by BOY, such as services to corporate customers, including business matching, M&A and support for overseas expansion, and consulting services for loans and asset utilization and management for individual customers, the expansion of loans to individual customers and enhancement of support for corporate customers, which have been HNB’s challenges, can also be expected.  Moreover, by incorporating to the maximum extent possible BOY’s know-how of low-cost operations with overhead ratio percentage that is as low as the 40s, HNB will be able to promote streamlining of operations and to allocate management resources generated through such streamlining into establishment of new branches in regions where HNB has a strong presence.

For these reasons, I have decided that BOY is an appropriate partner for integration notwithstanding the difference in size.

Third, “in carrying out the proposed business integration, why did HNB choose the holding company structure instead of a merger?  Will the integration with a large-scale partner change HNB’s business model?”

The proposed business integration will be carried out, not by a merger, but through the holding company structure, in which the two banks newly establish a bank holding company in Tokyo under which the two banks will remain as its wholly-owned subsidiaries.  Therefore, the two banks will continue to exist as subsidiary banks owned by the bank holding company.  With respect to the listing on the Tokyo Stock Exchange, shares of common stock of the bank holding company, the parent company, will be listed and shares of common stock of each bank will be delisted.  HNB’s shares of common stock that the shareholders currently hold will be exchanged with shares of common stock of the new bank holding company at a specific share transfer ratio.

Regional banks have their own corporate cultures and uniqueness based on regional characteristics and histories.  If such distinctiveness is lost, community-based operations may be adversely affected.  While it is necessary to expand the scale of operations and pursue streamlined operations through a business integration, in order for each bank to utilize its uniqueness forged in communities, I believe a business integration through the holding company structure is more appropriate than a merger that will result in the loss of existing corporate forms.  In this way, I believe functions of the whole group can be enhanced by sharing the two banks’ superior know-how and by complementing each other while preserving the two banks’ uniqueness and strengths.  HNB intends to maintain its unique face-to-face sales activities.

Needless to say, it is important that the integration generates synergies to the full extent under strong corporate governance.  There is no point in carrying out the integration if the two banks just exist in the same group.  Therefore, it is vital to create a mechanism in which the entire group works efficiently together under the holding company structure.  In order to achieve this, it is important that the bank holding company becomes an organization that has the necessary functions and authority and that plays a leading role and for the two banks to establish a strong collaborative relationship.  The two banks’ results of operations will be aggregated and made public on a consolidated basis by the newly-listed bank holding company, and will be reflected in the stock price in the market as the listed bank holding company’s results of operations.  Therefore, in establishing a collaborative relationship in each business area, we will focus on maximizing benefits and corporate value of the entire group.

Fourth, “from the perspective of rationalization and streamlining of operations in connection with the integration, how will HNB proceed with consolidation of competing branches and system integration?”

With respect to branches, HNB has nine branches in Kanagawa Prefecture and BOY has 20 branches in Tokyo, but only a few of them are located closely to each other.  Moreover, while all of HNB’s branches have full banking functions and each branch makes loan decisions, BOY employs the so-called “area system,” under which loan decisions and external relations activities are mainly handled by flagship branches.  Therefore, I believe it will be easy to coordinate the consolidation of overlapping branches.  When consolidating the branches, the two banks will look to not integrate one bank’s branch into the other bank’s branch, but rather to actively utilize, for example, the so-called “gin-gin kyodo tenpo” method under which the two banks carry out branch operations in the same building.

Together with the above, it is necessary to promote efficient operation of the entire group.  HNB intends on promoting the development of infrastructure, including converting branches to satellite branches, streamlining headquarters, sharing various administration centers and integrating IT systems, while aiming to share BOY’s know-how of low-cost operations that is one of its strengths.

With respect to the integration of IT systems, since HNB just replaced its host computer in January 2015, it will be difficult to integrate IT systems immediately after the business integration.  However, the two banks are currently considering the early realization of integration of the main IT systems.

Fifth, “to what extent can synergies be expected from the business integration?  What will the share transfer ratio and trade name of the holding company be?”

I am aware that the most important task is to clearly show specific synergies of integration in order to meet the expectations of the shareholders and the market, and in that regard, details are currently being finalized.  Basic policy is first to carry out, as operational synergies, (i) integration of market divisions, (ii) introduction of a system for efficient operational processing, (iii) integration of administration centers, (iv) integration or reallocation of branches or transformation of branches to shared branches and (v) integration of IT systems.  By shifting additional personnel and resources generated through those measures to sales departments, the bank holding company will then take measures for earnings synergies including (a) strengthening sales capacities mainly in Tokyo, (b) enhancing services responsive to globalization, such as overseas expansion support, and (c) opening new branches in growing regions.  In this manner, the two banks are currently considering significant expansion of gross profits of the entire group, particularly in Tokyo.  I will explain these measures for synergies and specific earnings target after executing the definitive agreement in September.

With respect to the share transfer ratio, which is of great interest to shareholders, as explained in the press release, it will be determined taking into account “factors such as the results of due diligence to be conducted and the results of third party valuation of stock.”  The trade name of the bank holding company has also yet to be determined, but the names of subsidiary banks are expected to remain unchanged from “The Higashi-Nippon Bank, Limited” and “The Bank of Yokohama, Ltd.”  Both matters will be explained once the two banks execute the definitive agreement in September.

This concludes the explanation of my views on the proposed business integration with BOY.  Going forward, the two banks plan to present to shareholders the share transfer plan scheduled to be agreed upon in September and ask for its approval from shareholders as a special resolution at the extraordinary meeting of shareholders to be held in December.  Thereafter, the bank holding company will be established and listed in April 2016.  I sincerely ask for continued understanding and support from all shareholders.

The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd., or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office and CSR	Tel: 03-3273-4073

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office	Tel: 045-225-1141